Exhibit 99.2

MATSON, INC.

NOVEMBER 11, 2014 INVESTOR CONFERENCE CALL SCRIPT

Jerome Holland - Matson, Inc. - Director, Investor Relations

Thank you, and Aloha.

•                                          Matt Cox, President and Chief Executive Officer; and

•                                          Joel Wine, Senior Vice President and Chief Financial Officer are joining me on the call today.

Slides from this presentation are available for download at our website, www.matson.com under the Investor Relations tab.

Before we begin, I would like to remind you that during the course of this call, we will make forward-looking statements within the meaning of the Federal Securities Laws regarding expectations, predictions, projections or future events.

We believe that our expectations and assumptions are reasonable.

We caution you to consider the risk factors that could cause actual results to differ materially from those in the forward-looking statements in the press release, the presentation slides and this conference call.

These risk factors are described in our press release and are more fully detailed under the caption, “Risk Factors”, on pages eight to fourteen of our 2013 Form 10-K filed on February 28, 2014 and in our subsequent filings with the SEC.

Please also note that the date of this conference call is November 11, 2014, and any forward-looking statements that we make today are based on assumptions as of this date.

We undertake no obligation to update these forward-looking statements.

With that, I will turn the call over to Matt.

Matt Cox - Matson, Inc. - President and CEO

Thanks, Jerome, and thanks everyone for joining our call today.

As you will have seen, earlier today we issued a press release announcing our acquisition of Horizon, which, when closed, will expand our platform to Alaska.  I am very excited to announce this transaction because it represents a rare opportunity to grow our business in U.S. domestic markets and strengthens our position as a leading Jones Act carrier with over 130 years of experience.

Under the terms of our agreement, Matson will acquire the stock of Horizon following the sale of Horizon’s Hawaii business to Pasha, which was announced a short while ago. Along with the sale of its Hawaii business, Horizon also separately announced that it intends to shut down its Puerto Rico operations by the end of 2014.

[Slide 4]

On slide 4 you can see why we believe this transaction makes sense and will deliver significant value. The acquisition of Horizon represents a natural geographic expansion of our platform — allowing us to grow and enhance our revenue by approximately $330 million per year — further positioning us as the leading Jones Act ocean carrier in the Pacific.  We expect to achieve synergies from multiple sources including corporate overhead, SG&A and in vessel and transportation management cost areas.

Most importantly, we believe this transaction creates compelling value for our shareholders.  We expect the business to contribute approximately $70 million in annual run-rate EBITDA before the end of the second year post-closing. Excluding one-time items, we expect the transaction to be immediately accretive to Matson’s EPS, providing low to mid-teens annual EPS accretion in years 1 and 2, and approximately 35 to 45 cents per share annually thereafter.

As you know, we are focused on cash flow generation and in this transaction we expect very significant cash flow per share accretion of approximately one dollar annually within 2 years.

[Slide 5]

Let me take you quickly through the transaction highlights.

The deal price is 72 cents per share cash plus the repayment of debt at closing.  This transaction is conditioned on Horizon’s sale of its Hawaii Business to Pasha for $141.5 million.  Separately,  Horizon also announced today that it plans to cease its Puerto Rico service by the end of 2014 — a decision Horizon made independent of our transaction and one that they disclosed to us in our due diligence process.

The Boards of Directors of both companies have unanimously approved the transaction.  The transaction will require the approval of 50.1% of Horizon shareholders voting at their meeting and importantly, Horizon shareholders representing 55 percent of the fully diluted equity, or 41 of the outstanding voting stock, have agreed to vote their shares in support of the Transaction. Matson shareholders do not need to vote on the transaction because we are paying cash.

Matson will finance the transaction through cash on hand and borrowings under our existing revolving credit facility.  Subject to antitrust clearance, Horizon shareholder approval and other customary closing conditions, we expect this transaction to close in 2015.

[Slide 6]

Slide 6 represents an overview of the transaction from a visual perspective, just to illustrate further the mechanics of the deal.

[Slide 7]

Turning to slide 7, We are very encouraged by the steady long-term prospects of the Alaska trade, particularly given Horizon’s position as a leading container shipping operator currently serving the Alaska market — a position it has held for over 50 years.

The Alaska market mirrors Hawaii in many ways despite different underlying economic drivers; both markets depend on reliable, superior and timely container cargo service as part of vital supply lifelines — hallmarks of the Matson brand.  Also similar to Hawaii, Alaska is a market with loyal customers that values premium service.  In fact, approximately 80% of the business overlaps with Matson’s Hawaii customers.

Overall, the Alaska containerized freight market is characterized by well-balanced supply and demand.  The economy is solid, showing long-term steady growth and Horizon’s Alaska fleet operates at high utilization levels.

Approximately three quarters of Horizon’s volume in Alaska comes from the steady northbound head haul leg, which is driven by Alaska’s general economy, energy and mineral resource development, and military cargo.  Whereas, Horizon’s southbound volume is fairly seasonal, with fisheries and the seafood industry being the key drivers.

Overall, we view this to be a leading Jones Act franchise in an attractive market.

[Slide 8]

A cornerstone of this valuable franchise is a reliable operating platform that is focused on the same principles at Matson, customer service and on-time arrivals.

As shown on Slide 8, Horizon deploys three diesel powered vessels that provide twice weekly service between Tacoma, Anchorage & Kodiak and weekly service to and from Dutch Harbor.

The three active vessels are well-maintained and well-sized for market, with a remaining useful life of approximately 10 years.

Horizon is the only Jones Act carrier serving Kodiak and Dutch Harbor, providing a critical lifeline to those communities.  Horizon also has a strong terminal operations business that contributes to profitability in Alaska, providing exclusive stevedoring and slot charter services at Kodiak and Dutch Harbor to the international liners Maersk and APL.

I would now like to turn it over to Joel, to run through the financial highlights of the transaction.  Joel.

Joel Wine - Matson, Inc. - Senior Vice President and Chief Financial Officer

[Slide 9]

Thank you Matt.  Let me first cover our financial expectations for the transactions in a little more detail.  Historically over the last several years the Alaska business has produced approximately $330 million in annual revenues and around the mid-80s in terms of millions of dollars of EBITDA before any corporate overhead allocations from the existing Horizon corporate structure.  Our goal from an integration perspective will be to migrate the Alaska business over to our existing Matson operating, financial and IT platforms and we expect to complete this process sometime within 12 to 24 months post-closing.  At the end of that process we think we will need to add approximately $15 million in annually recurring corporate costs to support the Alaska business on our platforms.  Thus, we expect approximately $70 million in annual run-rate EBITDA from the business to be the result within 24 months.  Some portion of the first 12 to 24 months post-closing will also likely coincide with some important capital projects for the Alaska vessels which I will elaborate on in a moment.  So as detailed on Slide 9 working down an illustrative income statement for this business, we expect approx. 30 to 35 million in new depreciation and amortization — the final amount of which will be determined shortly after closing and dictated by the finalization of GAAP purchase price allocations.  Pro forma incremental interest expense and income taxes should total around $20 million in aggregate, which yields approximately 35 to 45 cents per share of EPS accretion.  The same numbers, after subtracting maintenance capex, produce approximately one dollar of incremental cash flow per share to the company which we think is very compelling for shareholder value.  Note that both these tables exclude one-time items which I will comment on in a moment.

[Slide 10]

Turning to slide 10, the current plan for the 3 main Alaska vessels is to install main engine exhaust scrubbers beginning in the second half of 2015 and to be completed by the end of 2016. The estimated capital cost will be about $6-8 million per vessel or $18-24 million in aggregate.

During the scrubber installation period, we expect a higher cost reserve steamship will need to be deployed as a relief vessel which will increase vessel operating costs and modestly impact operating results.  So during this period in 2015 and 2016, the EBITDA generation of the business may be modestly lower than the $70 million run-rate level, which is one of the main reasons why we are commenting that the EPS accretion will likely be lower during that first 12 to 24 month period of time.  Overall, the scrubber installation investment should position the vessels well to meet the future Environmental Control Area or “ECA” requirements regarding low sulfur fuel emissions; and for the long-term, we view this to be a good investment for the business.

In terms of regular annual maintenance capex needs for the business, we expect approximately $5 - $8 million to cover normal vessel and equipment maintenance, crane maintenance, and the replenishment of containers and chassis in this market.

[Slide 11]

Turning to Sources and Uses on slide 11. We have readily available funding sources to consummate the transaction.

[Slide 12]

For our pro forma Matson balance sheet, as shown on the next slide, we believe that Matson will continue to maintain strong investment grade metrics with debt to EBITDA staying in the mid-twos range with plenty of headroom on our debt covenants.  AND SO it is important to also note that we do not expect this transaction to have any impact on our previously announced vessel newbuild program nor is there any anticipated change to our dividend policy.  We remain confident in our core business cash flow generation to fund these important items.

[Slide 13]

The table on the following slide 13 shows the build-up of the transaction value of $456 million based upon Horizon’s recorded balance sheet net debt in its most recent 10Q filing.  This implies an enterprise value to EBITDA multiple of 6.5x for this transaction based upon the $70m of expected run-rate EBITDA post integration and scrubber installation.  We also expect to grow the $70 million of run-rate EBITDA over time as you would expect from both the underpinning of growth in the Alaskan market as well as successful operating execution within the business itself.

There are also 2 important points to make regarding the $456m of transaction value.

•                                          The first is that the Hawaii business sale is not expected to create any corporate level taxes payable due to Horizon’s existing NOLs which are expected to fully shield any gain on the Hawaii Business sale.

•                                          Secondly, Horizon’s net debt number is obviously subject to change between this Sept 21, 2014 date and the eventual closing of this transaction.  The net debt at the time of the closing is likely to be higher than the amount shown on this page and will be influenced primarily by Horizon’s cash flow from operations in the interim period between signing and closing and the pre-tax cash shutdown costs of the Puerto Rico operations which Horizon commented today are expected to be in the range of $85 — 95 million.

Separately, In terms of one-time items for the transaction, we expect 2 buckets.  The first is one-time transaction costs of approximately $25 million to be incurred at or around the time of closing — the largest components of which include required Horizon debt repayment breakage costs, financial advisor fees and legal fees.  The second bucket is integration costs of approximately $20-25 million to be incurred in the first 12 months post-closing — the largest components of which are tied to eliminating operating and overhead redundancies.  Both of these amounts are pre-tax figures.

[Slide 14]

Turning to slide 14, now let me comment on what we think this transaction does to our overall shareholder thesis over the next few years.  With this transaction, we see several new and meaningful value creation catalysts coming from the Alaska business including:

•                  Immediate EPS and cash flow accretion

•                  The successful integration of the business onto our operating platforms which will lead to even greater accretion over time

•                  And the Alaska market adding additional long-term growth prospects.

In addition, we expect our core business to continue growing through key drivers such as Hawaii container volumes, premium rates in our China services, steady incremental volume potential in Guam, and improving performance at both SSAT and logistics.  The most important of these drivers has historically tended to be Hawaii volumes where we continue to believe we are in the early stages of the construction demand cycle for our container volumes.

And finally, looking a little longer-term, we remain very excited about the economic benefit coming down the road from our 2 new Aloha class ships to be delivered in 2018.

As you add it all up, we see multiple potential catalysts to produce greater shareholder value over the next several years.

With that, I will turn the call back to the operator and ask for your questions.